UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _________

Commission File Number 001-14920

THE McCORMICK 401(K) RETIREMENT PLAN
Full title of plan
McCORMICK & COMPANY, INCORPORATED
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statement of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

DATE:	June 3, 2022	By:	/s/ Lisa B. Manzone
Lisa B. Manzone
Senior Vice President - Human Relations and Plan Administrator

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of December 31, 2021 and 2020

AS OF DECEMBER 31, 2021 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment Committee
McCormick & Company, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the McCormick 401(k) Retirement Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities Exchanges Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

We have served as the Plan’s auditor since 2010.

Owings Mills, Maryland
June 3, 2022

10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2021 and 2020

	2021	2020
ASSETS
Investments – at fair value, participant-directed:
McCormick & Company, Incorporated common stock fund	$263,429,782	$285,010,193
Mutual funds:
Equity funds	386,836,762	327,861,971
Bond funds	46,901,197	50,761,843
Balanced funds	250,465,300	214,281,501
Pooled, common and collective fund at net asset value	64,803,628	64,403,278
Total Investments at Fair Value	1,012,436,669	942,318,786
Receivables:
Notes receivable from participants	10,048,536	9,919,586
Employer contributions	13,714,962	17,168,222
Employee contributions	661,630	619,391
Total Receivables	24,425,128	27,707,199

Net Assets Available for Benefits	$1,036,861,797	$970,025,985
The accompanying notes are an integral part of these financial statements.

THE MCCORMICK 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021

ADDITIONS
Investment income:
Dividends and interest	$13,334,583
Net appreciation of investments	90,012,181
Total investment income	103,346,764

Interest on notes receivable from participants	494,245

Contributions:
Employer contributions	29,834,031
Employee contributions	31,366,638
Rollover	3,468,164
Total contributions	64,668,833
Total Additions	168,509,842

DEDUCTIONS
Participant withdrawals	106,039,422
Administrative expenses	508,244
Total Deductions	106,547,666

Transfer to this Plan from another participating employer	4,873,636

Net increase	66,835,812
Net assets available for benefits, beginning of year	970,025,985
Net Assets Available for Benefits, End of Year	$1,036,861,797
The accompanying notes are an integral part of this financial statement.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

1.	DESCRIPTION OF THE PLAN

General

The McCormick 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by McCormick & Company, Incorporated (the Company, McCormick or the Plan Sponsor), which incorporates a 401(k) savings and investment option. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The McCormick & Company, Incorporated common stock fund invests principally in common stock of the Plan Sponsor. The Plan provides that the McCormick & Company, Incorporated common stock fund investment option is designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick common stock to elect to receive, in cash, dividends that are paid on McCormick common stock held in their 401(k) retirement plan accounts. Dividends may also be reinvested.

In October 2020, the Plan Sponsor approved the merger of the Mojave Foods Corporation 401(k) Retirement Plan (Mojave 401(k) Plan) into the Plan effective January 1, 2021. The Plan Sponsor also approved designating Mojave Foods Corporation as a participating employer of the Plan effective January 1, 2021. The Mojave 401(k) Plan was merged into the Plan effective January 1, 2021. These assets of $4,873,636 are recorded as “Transfers to this Plan from another participating employer” in the accompanying Statement of Changes in Net Assets Available for Benefits.

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the Plan document.
Contributions

Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. The Company and participating subsidiaries provide a matching contribution equal to 100% of the first 3% of an employee’s contribution and 66-2/3% on the next 3% of the employee’s contribution. Matching Plan contributions are applied as employee contributions occur. Employees are automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate is increased by 1% per year (up to a maximum of 10% or the IRS contribution limit). McCormick also makes an annual profit sharing contribution of 3% of eligible earnings to participants’ accounts if participants are employed at the end of the Plan’s year end. The profit sharing contribution is applicable to all participating employees.

Participants' elective contributions, as well as the Company's matching contributions, profit sharing contributions and transition credit contributions are invested in the Plan's investment funds as directed by the participant. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on his or her behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. Any applicable 3% annual profit sharing and transition credit contributions vest when an employee has 3 years of service or reaches age 55, if sooner.

Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The interest rate applied to the loans is Wells Fargo’s current prime lending rate +1%, or such other rate as is prescribed based on periodic evaluations by the Company. Current participant loans bear interest at rates ranging from 4.25% to 9.25% and are secured by the participant’s account.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant.

Benefit Payments
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan document.

Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000 automatically will be paid directly to the participant and those greater than $1,000 will be rolled over to an IRA designated by the Plan Administrator.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

Forfeited Accounts
As of December 31, 2021 and 2020, forfeited non-vested accounts totaled $634,293 and $284,878, respectively. These accounts are used to reduce future employer contributions. During the year ended December 31, 2021, forfeitures of $284,878 were used to reduce employer contributions.

Plan Termination
The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits. In the event of termination of the Plan, participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

Net appreciation (depreciation) in fair value of investments included in the accompanying statements of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

The McCormick & Company, Incorporated common stock fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick common stock voting and funds held in the Wells Fargo/BlackRock Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs, and the Unitizing Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of December 31, 2021, 10,389,602 units were outstanding with a value of approximately $25.36 per unit and the Fund held 2,721,513 shares of McCormick common stock with an aggregate value of $259,599,294, and the Wells Fargo/BlackRock Short-Term Investment Money Market Fund with a value of $3,830,488. As of December 31, 2020, 11,227,485 units were outstanding with a value of approximately $25.39 per unit and the Fund held 2,918,790 shares of McCormick common stock with an aggregate value of $278,949,753, and the Wells Fargo/BlackRock Short-Term Investment Money Market Fund of with a value of $6,060,440.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Contributions

Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. Employer contributions for profit sharing and transition credits are typically funded after the Plan year-end.

Benefit Payments

Benefits and withdrawals are recorded when paid.

Administrative Expenses

Administrative expenses include trustee and custodian fees as well as other administrative expenses directly associated with the Plan. A maintenance fee is deducted from each participant’s account on a pro-rata basis for certain administrative expenses of the Plan. Fees for individual services, such as withdrawals or loan initiation, are charged to and paid by the requesting participant.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. Trust and custodial services for the Plan transitioned from Wells Fargo Bank, N.A. to Delaware Charter Guarantee & Trust Company, conducting business as Principal Trust Company, in May 2021. Wells Fargo Bank, N.A. continued to provide trust and custody services for the unitized McCormick 401k Stock Fund for the year ended December 31, 2021. During the year ended December 31, 2021, the Plan’s investments (including investments bought, sold, or held throughout the year) increased (decreased) in value by $90,012,181, as follows:

McCormick & Company, Incorporated common stock fund	$(1,975,782)
Mutual funds	91,814,977
Pooled, common and collective funds at net asset value	172,986
Total	$90,012,181

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2021 and 2020.
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled, common and collective trusts: Valued at NAV of the underlying investments. The collective trust funds' estimated value is NAV, exclusive of the adjustment to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2021 and 2020, the Plan had no financial assets that were subject to a level 2 or level 3 fair value measurement. The following table sets forth the fair value of Plan’s Level 1 assets, within the fair value hierarchy, as well as the pooled, common and collective fund that is valued at net asset value, as of December 31, 2021 and 2020:

	Assets at Fair Value as of
	December 31, 2021	December 31, 2020
Mutual funds:
Equity funds	$386,836,762	$327,861,971
Bond funds	46,901,197	50,761,843
Balanced funds	250,465,300	214,281,501
McCormick & Company, Incorporated common stock fund	263,429,782	285,010,193
Total Level 1 assets in the fair value hierarchy	947,633,041	877,915,508
Pooled, common and collective fund (a)	64,803,628	64,403,278
Total Investments at fair value	$1,012,436,669	$942,318,786

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

(a) In accordance with Subtopic 820-10 of ASC 820 Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the Plan investments, the fair value of which is estimated using the NAV per share as of December 31, 2021 and 2020, respectively.

Investment	2021	2020	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund I	$64,803,628	$64,403,278	Monthly/ Quarterly	None

The Wells Fargo Stable Return Fund I (the Stable Return Fund) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principles generally accepted in the United States.

4.	TRANSACTIONS WITH RELATED PARTIES

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Bank, N.A., who served as trustee and custodian of the Plan during 2021. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Bank, N.A. funds are at the same rates as non-affiliated holders of these securities.

A portion of the administrative expenses were paid by the Plan Sponsor and reimbursed by the Plan during the year ended December 31, 2021. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2021 and 2020

5.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) in a letter, dated October 23, 2017, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table presents a reconciliation of net assets available for benefits between the accompanying financial statements and the Form 5500:

	2021	2020
Statements of Net Assets Available for Benefits
Net assets available for benefits per the financial statements	$1,036,861,797	$970,025,985
Transfer from Mojave 401(k) Plan in conjunction with the plan merger	—	4,873,636
Net Assets Available for Benefits per the Form 5500	$1,036,861,797	$974,899,621

	2021
Statements of Changes in Net Assets Available for Benefits
Changes in net assets available for benefits per the financial statements	$66,835,812
Transfer from Mojave 401(k) Plan in conjunction with the plan merger	4,873,636
Net Assets Available for Benefits per the Form 5500	$61,962,176

SUPPLEMENTAL SCHEDULE

THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021
EIN 52-0408290, PN 004

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Incorporated common stock fund
*	McCormick & Company, Inc.	Common Stock	$259,599,294
*	Wells Fargo Bank, N.A.	Wells Fargo/BlackRock Short-Term Investment Money Market Fund	3,830,488
			263,429,782
		Common and Collective Funds
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund I	64,803,628
		Mutual Funds
	Affiliated Managers Group	AMG TimesSquare Small Cap Growth Fund	26,712,631
	Dodge & Cox	Dodge & Cox International Stock Fund	19,982,522
	Macquaire Group	Delaware Small Cap Value Fund	19,339,054
	T Rowe Price	T Rowe Price Growth Stock Fund	65,922,681
	DFA Securities LLC	DFA USA Large Cap Value Fund	22,668,445
	Vanguard Group	Vanguard Institutional Index Fund	161,492,951
	Vanguard Group	Vanguard Mid Cap Index Fund	34,225,848
	Vanguard Group	Vanguard Small Cap Index Institutional Fund	20,906,398
	Vanguard Group	Vanguard Total International Stock Index Fund	15,586,232
	Dodge & Cox	Dodge & Cox Income Fund	16,768,496
	PIMCO	Pimco Global Bond Unhedged Institutional Fund	3,318,947
	Vanguard Group	Vanguard Total Bond Market Index Fund	26,813,754
	Vanguard Group	Vanguard Target Retirement Income Fund	7,850,662
	Vanguard Group	Vanguard Target Retirement Fund 2015	7,931,416
	Vanguard Group	Vanguard Target Retirement Fund 2020	9,555,039
	Vanguard Group	Vanguard Target Retirement Fund 2025	50,454,162
	Vanguard Group	Vanguard Target Retirement Fund 2030	27,758,132
	Vanguard Group	Vanguard Target Retirement Fund 2035	48,893,002
	Vanguard Group	Vanguard Target Retirement Fund 2040	19,572,779
	Vanguard Group	Vanguard Target Retirement Fund 2045	40,779,044
	Vanguard Group	Vanguard Target Retirement Fund 2050	21,162,668
	Vanguard Group	Vanguard Target Retirement Fund 2055	9,517,620
	Vanguard Group	Vanguard Target Retirement Fund 2060	5,336,080
	Vanguard Group	Vanguard Target Retirement Fund 2065	1,654,696
		Total Mutual Funds	684,203,259

		Participant Loans **
*	Plan participants	Notes receivable from participants	10,048,536
		Total Investments	$1,022,485,205

(d)	Cost is omitted in accordance with Department of Labor CFR 2520.103-10, as all investments are participant directed.
*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 9.25%; maturity dates range from 2021 to 2041.

10200 Grand Central Avenue ● Suite 250 ● Owings Mills ● Maryland 21117 ● P 410-584-0060 ● F 410-584-0061

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of The McCormick 401(k) Retirement Plan of McCormick & Company, Inc. (the Plan) of our reports dated June 3, 2022, with respect to the statements of net assets available for benefits of the Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended, and the related supplemental schedules as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of the Plans.

Form	Registration Number	Date Filed
S-8	333-263971	3/31/2022
S-3	333-237649	4/13/2020
S-8	333-230556	3/28/2019
S-8	333-220665	9/27/2017
S-8	333-187703	4/3/2013
S-8	333-186250	1/28/2013
S-8	333-158573	4/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	4/2/2008
S-3	333-147809	12/4/2007
S-8	333-142020	4/11/2007
S-3	333-122366	1/28/2005
S-8	333-114094	3/31/2004
S-8	333-57590	3/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	3/24/1999
S-3	333-47611	3/9/1998
S-8	333-23727	3/21/1997
June 3, 2022
Owings Mills, Maryland